March 21, 2011

Via EDGAR

Mr. Eric Atallah, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549

Re:    STERIS Corporation (“STERIS” or “Company”)
Form 10-K for the year ended March 31, 2010
Filed May 28, 2010
File No. 001-14643

Dear Mr. Atallah:

This letter is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “Commission”) by letter dated February 28, 2011 with respect to the Company's Form 10-K for the year ended March 31, 2010 filed with the SEC on May 28, 2010 and Form 10-Q for the quarter ended December 31, 2010 filed with the SEC on February 9, 2011.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of the Staff's comments is set forth in bold type, followed by the Company's response to each comment.

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please note that this letter and the information provided on the following pages is a draft summary of the Company's expected disclosures in future filings and may be revised from that set forth below. The Company may also present and refer in any manner to this letter and related communication in any proceedings brought by or against the Company. In addition, STERIS believes that its prior disclosures in its public filings were appropriate and in compliance with applicable regulations, and nothing in this response should be construed as an admission or evidence of any violation or non-compliance.

Form 10-K for the Year Ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition….page 23

1.	We note your disclosures here regarding your use of free cash flow. Specifically, you state that you “use this measure to gauge [your] ability to fund future growth outside of core operations, repurchase common shares and pay dividends.” Please tell us how your disclosure considers the guidance in Non-GAAP Financial Measure Compliance and Disclosure Interpretation 102.07, which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Revise future filings as appropriate.

Response: Beginning with the Form 10-K report for our annual period ending March 31, 2011, we will modify the language which describes our use of the free cash flow metric to remove any inference that the measure represents a residual cash flow available for discretionary expenditures. The language will clarify that the cash flow generated may also be used to fund future debt principal repayments. An excerpt from the draft revised disclosure is provided below.

Free cash flow - We define free cash flow as net cash flows provided by operating activities as presented in the Consolidated Statements of Cash Flows less purchases of property, plant, equipment, and intangibles plus proceeds from the sale of property, plant, equipment, and intangibles, which are also presented in the Consolidated Statements of Cash Flows. We use this as a measure to gauge our ability to fund future debt principal repayments, growth outside of core operations, repurchase common shares, and pay cash dividends.

Results of Operations, page 27

Fiscal 2010 compared to Fiscal 2009, page 27

2.
We note in your discussion of gross profits that you refer to changes in volume, pricing and mix of sales. Please revise future filings to provide a discussion of the extent to which changes in revenue are attributable to changes in pricing or volume. Refer to Item 303(A)(3)(iii) of Regulation S-K.

Response: In future filings, we will expand the narrative discussion regarding gross profit to address the extent to which changes in gross profit are attributable to changes in revenue resulting from increases/decreases in prices or to increases/decreases in the volume of goods or services sold, when these factors contribute materially to the increase or decrease in gross profits.

3.
We note that in fiscal 2010, you settled certain obligations related your fiscal 2009 restructuring plan for less than anticipated. To the extent that the reversal of accruals materially affect your financial statements, please revise future filings to discuss nature of the accruals and the underlying reasons why these liabilities were settled for less than your original estimates. As appropriate, please discuss any modification to your restructuring plans that result to changes to your restructuring accruals.

Response: To the extent that the reversals of accruals related to restructuring plans materially affect our financial statements, we will provide a narrative discussion, in sufficient detail for the reader to understand the change. This discussion could include the underlying reasons why the accrued liabilities were settled for less than the original estimates or the modifications to the restructuring plan driving the change, as applicable.

Form 10-Q for the quarter ended December 31, 2010

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Matters Affecting Comparability, page 25

4.
We note your income statement presentations excluding the effect of the SYSTEM 1 Rebate Program and class action settlement. While disclosure and discussion of the effect of the SYSTEM 1 Rebate Program and class action settlement is meaningful, your current presentation results in the presentation of numerous non-GAAP financial measures for which you have not included the disclosures required by Item 10(e) of Regulation S-K. In addition, in Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.10, which is available on our website at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, the Staff has indicated that such a presentation may attach undue prominence to the non-GAAP information. Please revise future filings to remove the non-GAAP income statement and instead provide a clear, separate presentation and discussion of each non-GAAP financial measure presented. Please note that this comment also applies to the presentation in your Item 2.02 Form 8-K earnings releases. Please provide us a sample of your proposed revised disclosures.

Response: In future filings, we will include the disclosures required by Item 10(e) of Regulation S-K. Our anticipated language is provided below.

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles, we have provided revenues, gross profit, operating expenses, income tax expense and business segment results of operations in the section of MD&A titled, "Results of Operations" excluding the impact of the Rebate Program and class action settlement. These measures are “non-GAAP financial measures” as defined by Regulation G of the Securities and Exchange Commission (SEC). These non-GAAP financial measures are not intended to be, and should not be, considered separately from or as an alternative to the most directly comparable GAAP financial measures.

These non-GAAP financial measures are presented with the intent of providing greater transparency to supplemental financial information used by management and the Board of Directors in their financial analysis and operational decision-making. These amounts are disclosed so that the reader has the same financial data that management uses with the belief that it will assist investors and other readers in making comparisons to our historical operating results and analyzing the underlying performance of our operations for the periods presented.

We believe that the presentation of these non-GAAP financial measures, when considered along with our GAAP financial measures and the reconciliation to the corresponding GAAP financial measures, provide the reader with a more complete understanding of the factors and trends affecting our business than could be obtained absent this disclosure. It is important for the reader to note that the non-GAAP financial measure used may be calculated differently from, and therefore may not be comparable to, a similarly titled measure used by other companies. The table below includes a reconciliation of each of these measures to its most directly comparable GAAP financial measure.

The staff guidance in Non-GAAP Financial Measures Compliance and Disclosure Interpretation 102.10 provides a response to the question “Is it appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures?” The answer indicates the staff position as “Generally, no. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information.”

The adoption of the SYSTEM 1 Rebate Program and the SYSTEM 1 class action settlement significantly impact the comparability of almost every GAAP income statement measure. These two items impact our revenues, cost of revenues, gross profit, operating expenses, income from operations, pre-tax income from operations, income tax expense, net income, and net income per share during this fiscal year. As a result, supplemental financial information is being used by management and the Board of Directors in financial analysis and operational decision making.

Given the specific and unique facts and circumstances of our situation, we continue to believe that the tabular presentation used in the Form 10-Q for the three and nine month periods ending December 31, 2010 provides the reader with meaningful information and insight into 1) the significant impact of these two items and 2) the measures being used by management and the Board of Directors to make comparisons to our historical operating results and to analyze the underlying performance of our operations. The tabular presentation provides a concise and understandable indication of the impact on each operating measure during the specified period as well as a reconciliation of any and all non-GAAP measures discussed in MD&A. It is presented as a complete income statement for the nine month period ended December 31, 2010 only because virtually every measure was impacted. The presentation for the three month period ended December 31, 2010 is not a complete income statement as not all measures were impacted. Alternative presentations were considered but were not as clear, concise and understandable.

Please again refer to the introduction to this response and contact me with any further questions or comments.

STERIS Corporation

/s/ Michael J. Tokich
Michael J. Tokich
Senior Vice President and Chief Financial Officer